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    January 13, 2011

VIA EDGAR Linda Cvrkel Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Golden State Petro IOM I-A PLC
Form 20-F for the fiscal year ended December 31, 2009
Filed June 18, 2010
File No. 333-26227-01

Dear Ms. Cvrkel:

On behalf of Golden State Petro IOM I-A PLC (the "Company"), we submit this response to your letter dated December 20, 2010, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented a comment relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009. The Company's response, together with the Staff's comment, is set forth below.

Annual Report on Form 20-F for the year ended December 31, 2009

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
2. Accounting Policies, page F-6
Impairment of Long Lived Assets, page F-7

1.
We note from page 2 that on June 3, 2010, Chevron gave binding notice of its intent to terminate the charter agreement, effective in December 2010. We further note from 6-Ks filed in October and November 2010 that the company is or has attempted to obtain consent from note holders to sell the Antares Voyager since another charterer has not been found. In light of the circumstances, please tell us whether an interim impairment analysis was performed in accordance with ASC 360-10-35-21 and if so, please provide us with the results of your analysis. If an interim impairment analysis was not performed or no impairment was required, please explain to us the reasons why. We may have further comment upon receipt of your response.

Following the binding notice of termination from Chevron, the Company performed an interim impairment analysis in accordance with ASC 360-10-35-21. As part of this analysis, the Company obtained three independent, third party valuations of the Antares Voyager as of June 30, 2010 and September 30, 2010 and compared the average of these valuations with the carrying value of the vessel at the time. At June 30, 2010 the average valuation was $61.0 million and the carrying value was $49.5 million. At September 30, 2010 the average valuation was $57.5 million and the carrying value was $48.8 million. In view of these values, the Company did not consider it necessary to perform an undiscounted cash flow analysis and did not consider it necessary to recognize an impairment loss.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Gary J. Wolfe Gary J. Wolfe, Esq.
Kate Blankenship, Director Golden State Petro IOM I-A PLC